UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2015

001-37521

(Commission File Number)

INTEC PHARMA LTD.

(Translation of registrant’s name into English)

12 Hartom Street

Har Hotzvim, Jerusalem 9777512, Israel

(+972) (2) 586-4657

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _________

EXPLANATORY NOTE

On August 30, 2015, the Company published a quarterly report in Israel for the period ended June 30, 2015, which report includes a report from the Company’s board of directors and interim unaudited financial statements for the three and six month periods ended June 30, 2015.

A copy of the quarterly report is attached as Exhibit 99.1 to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intec Pharma Ltd.

Date: August 31, 2015

	By:	/s/ Zeev Weiss
Zeev Weiss
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Intec Pharma Ltd. Quarterly Report dated August 30, 2015.